Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Manager’s Tool Kit

CME/CBOT Merger Announcement

October 2006

Contents:

Information about the Transaction

•	Key Messages to Reinforce

•	Transaction Overview

Tools to Help You Lead During Change

•	Overview of Antitrust Laws [sent as separate attachment]

•	Employee Questions & Answers

•	Manager Notes for Leading During Change

•	Corporate Disclosure Policy

•	Confidential Information and Intellectual Property Policy

Manager’s Checklist for Day One

Notes about Upcoming Communications

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IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (‘CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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KEY MESSAGES TO REINFORCE

Below are talking points to use when communicating with your team about the merger.

Why CME and CBOT?

•	CME and CBOT have enjoyed a strong, productive relationship for a number of years, including our historic clearing agreement in which CME began clearing all CBOT trades.

•	This merger takes us to the next level in the evolution of our high growth business. We now will be able to leverage the capabilities and best practices of both organizations – creating an even stronger, more competitive position than either could achieve individually.

Strategic Benefits of the Merger

•	Global Competitiveness

•	As the global derivatives industry grows increasingly competitive in exchange, over-the-counter and other unregulated markets, exchanges, intermediaries and even end users are consolidating.

•	The Board of Directors and Management Teams of both companies believe the combined organization will be better positioned to compete globally.

•	Leadership

•	This merger brings together two proven industry leaders and innovators to create a single company in a fundamentally stronger position for growth.

•	This combination will create one of the world’s leading and most diverse marketplaces, in terms of product, global reach and financial strength.

•	Efficiency

•	It is anticipated and intended that the creation of the combined company will drive operating synergies between CME and CBOT, delivering value for shareholders and customers.

•	Upon completion of the merger, our customers will benefit from the efficiencies created, while gaining access to a wider array of products through our leading open auction and electronic trading platform.

•	Product and Global Reach

•	The combined organization will leverage CME and CBOT’s distinct product lines that serve as global benchmarks for customers around the world.

•	The new organization will be better positioned to offer customers the ability to leverage synergies among product lines, increased customer operating efficiencies, and expanded access via the broad global distribution and reach that they both have built individually, and particularly in Europe and Asia.

•	Combined, the new organization will remain focused on offering superior customer service globally.

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Transaction Process

•	We expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, CBOT members, as well as completion of customary closing conditions.

•	We will keep you informed throughout the process, and we all have to realize that we have to abide by certain regulations until the transaction closes (See Overview of Antitrust Laws).

•	With the exception of key leadership positions, we have not yet identified the organization structure of the combined company. We will provide updates throughout this process.

Ongoing Operations Must Continue

•	We need all employees to keep concentrating on the goals we have set for the year. We must keep our commitments to our customers this year and in 2007 – merger or no merger.

•	As a manager, you must stress that your door is always open for questions. However, you should communicate that there will most likely be some questions that you simply won’t know the answers to.

•	Encourage your team to use our OnBoard site to submit questions.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, refer those to Investor Relations at extension 8532.

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CME and CBOT

Transaction Overview

Creating the Most Extensive and Diverse Financial Exchange in the World

Terms

•       Based on October 16 closing stock prices, transaction is valued at $25 billion (CME equity 18; CBOT equity 7)

•       For each CBOT share, shareholders will receive 0.3006 CME shares, or they can elect cash per share equal to the value of the exchange ratio based on a ten day average of closing prices of CME common stock at the time of the merger (subject to proration based on a maximum of $3 billion of cash).

•       If no stockholders elect to receive cash, stockholders of CME and CBOT would own approximately 69 percent and 31 percent of the combined company, respectively, and CME would issue approximately 15.9 million shares

•       Expected to close mid-2007 (Subject to Approvals)

•       No impact on core rights and membership and clearing privileges at either exchange

Combined Financials	• Creates a $25 billion combined company • Expected to be accretive to earnings in 12-18 months post close

Synergies

•       Anticipated annual cost savings of at least $125 million, expected beginning in the second year post-close

•       Additional savings and growth expected from consolidating trading floor operations into a single facility at CBOT, and unifying IT operations and eventually moving CBOT products onto CME Globex®

•       CBOT and CME combined will be well-positioned to generate incremental revenue

Management and Board

•       Terrence A. Duffy, Chairman of CME to become Chairman

•       Charles P. Carey, Chairman of CBOT to become Vice-Chairman

•       Craig S. Donohue, CEO of CME to become CEO

•       Bernard W. Dan, CEO of CBOT to remain in current position until completion and serve as Special Advisor to the Chief Executive Officer of the combined company for one year post close

•       29 Directors to include 20 Directors from CME and 9 Directors from CBOT

Approvals	• Shareholders of both companies and CBOT members • Customary regulatory approvals

Headquarters	• Combined Company to remain headquartered in Chicago

Employees and Locations	• 1,406 CME Employees • 768 CBOT Employees

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EMPLOYEE QUESTIONS & ANSWERS

1.	Why are CME and CBOT merging?

CME and CBOT have enjoyed a strong, productive relationship for a number of years, including our historic clearing agreement in which CME began clearing all CBOT trades. This merger takes us to the next level in the evolution of our high growth business. We now will be able to combine the capabilities and best practices of both organizations – creating an even stronger, more competitive position than either could achieve individually.

There are a number of benefits this merger is expected to create for our company and its stakeholders:

•	Growth in the global derivatives industry is accelerating, and new competitors are emerging in exchange, over-the-counter and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to transform.

•	The combined company will provide customers efficient global access to a wide array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

•	Customers will benefit from the broadest range of distinct benchmark products, increased cost efficiencies and unsurpassed liquidity.

2.	When will the merger be finalized?

The parties expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, and CBOT members, as well as completion of customary closing conditions. We will provide updates throughout the process.

3.	Why couldn’t we learn this news sooner?

As a public company, we were required by law to abide by certain public disclosure rules. We are and will continue to be subject to disclosure rules and regulations.

4.	Why are we calling this a merger and not an acquisition?

We are bringing together two leading exchanges that have exhibited tremendous growth. We view this as a merger of two great institutions. We expect to be able to combine the capabilities and best practices from both companies.

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5.	How will this merger improve our ability to compete internationally?

With global market leadership in derivatives trading, the combined company will provide the world’s most liquid marketplace, with average daily trading volume approaching 9 million contracts per day, representing $4.2 trillion in notional value.

As a combined company, we will be better positioned to capitalize on global trends and compete more effectively as the business continues to transform.

The combined company will provide customers efficient global access a wide array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

The merger will also help us to broaden our already strong international reach in Europe and Asia.

6.	Who will lead CME Group

Terry Duffy will serve as the Chairman of the combined company Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as the Chief Executive Officer, and Bernie Dan will remain in his current position until the transaction is complete, at which point he will become a Special Advisor to the combined company.

7.	What happens to the trading floors?

It is our intention to unify operations, consolidating open outcry trading into a single facility at CBOT. We will provide updates throughout the process.

8.	What technology will be used by the combined company (CME Globex®, LIFFE CONNECT®, etc.)?

It is our intention to unify IT operations and eventually move CBOT products onto CME Globex.

9.	Will we have the same data centers?

Both companies have data centers – CME’s in Chicago and surrounding suburbs and CBOT’s in both Chicago and New Jersey. We will evaluate how to best integrate these facilities just as we evaluate how to best integrate our teams.

10.	Will we have the same international offices?

Various options are currently under consideration and final decisions have not yet been made. We will provide updates throughout the process.

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11.	What am I allowed to say about this merger (if I am asked about it by friends, family, customers, vendors, suppliers, the media, etc.)?

Your response to any detailed questions should be, “I cannot discuss the details of the transaction because of legal restrictions.” As an employee of CBOT/CME, you only are allowed to talk about information that has been made public and is widely known outside CBOT and CME, such as information in the press release. If you have questions about what information can be disclosed, please contact the Legal Department. You should not speculate on what will happen or give opinions on rumors about the transaction.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, refer those to Investor Relations at extension 8532.

12.	Am I allowed to discuss the merger with employees of CBOT/CME?

We must continue to operate as two separate entities until the transaction is complete, and we should not be sharing information about our respective businesses with employees at CBOT/CME. Do not discuss the merger with any employee or representative of CBOT/CME without the prior approval of the Legal Department.

Some of you have contact with employees of CBOT/CME, due to your job responsibilities. You should continue to conduct business as you normally would and focus on the business at hand.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, refer those to Investor Relations at extension 8532.

13.	Does this change what I do on a day-to-day basis?

We all have a responsibility to continue running CBOT’s day-to-day operations effectively; that does not change as a result of this merger. We must execute on our key commitments to customers and partners, and also to new businesses such as JADE. That means providing the same high level of customer service for which we are well known around the world and performing our individual roles in the most efficient manner possible.

14.	With the new activities surrounding the merger, how will this impact the CBOT’s Performance Management Program (PMP) and our 2006 goals?

In fact, achieving our goals has never been more important. The 2006 Performance Management Program review cycle will not change. You should continue to talk with your manager about the specific actions you should be focused on for both the short- and long-term.

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15.	Will there be position eliminations? Will there be opportunities for me in the combined company?

We do not yet know what the specific organization structure will be; however, we expect that there will be position eliminations. We will provide updates throughout the process.

We believe the combined company will provide exciting opportunities for its employees, as well as market users and shareholders.

16.	How many employees will the combined company have?

We need to ensure that we have the right roles, and the right talented people in those roles, to continue to grow. At this time, except for the leadership positions announced in the press release, no decisions have been made regarding the structure of the new organization or the number of employees. We will provide updates throughout the process.

17.	Where will the combined company be located? Does this impact planned CME moves to 550 West Washington?

CBOT owns its facility, and CME leases both 20 S. Wacker and 550 W. Washington – so there are various options that will be considered. We will provide updates throughout the process.

18.	How will our salaries and bonuses be impacted for the remainder of 2006?

For 2006, CBOT’s merit and incentive plans will remain unchanged.

19.	Will employee benefits change?

Until the merger is complete, the benefit programs at CBOT should not change, other than changes planned for the ordinary course of business (i.e., open enrollment changes, etc.) or as required by law.

We will evaluate the various rewards programs of the two companies—benefits, compensation, paid time off, etc. We will provide updates throughout this process.

20.	What will happen to our Employee Stock Purchase Program?

CBOT’s Employee Stock Purchase Program has been approved by its Board of Directors but has not been approved by its shareholders. CBOT employees will not be able to participate in this program unless shareholder approval is obtained.

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21.	When will I learn more? How can I get more information?

As more information becomes available, we will continue to update you. You can ask questions of your manager and divisional leadership, and you can also submit feedback and questions through OnBoard. The most frequently asked questions and their answers will be posted each week and will be accessible to all employees.

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LEADING DURING CHANGE

We all know that change is inevitable in our business, and we also know that it is not always easy. A merger situation, in particular, can be one of the more uncertain working environments for employees.

Our success relies on your ability to manage change in your area. We have assembled the list of tips below to help you lead your employees through this change over the next several months.

1.	Lead by Example

•	Address issues, confront problems and manage for results.

•	Encourage employees to read the materials provided to them, participate in meetings and submit feedback/questions to the OnBoard Q&A site.

•	Talk to employees one-on-one as much as possible.

•	Listen to their concerns and allow them to vent.

•	Don’t feel pressured to always have an answer. It is OK to say “I don’t know.”

•	Don’t feel the need to say what your employees want to hear.

•	Don’t alter your voice or body language to infer something other than what you are saying.

•	Help employees maintain positive performance.

•	Accept your responsibility as a manager for the performance of the people who work for you, and focus their energies on a high standard of performance.

•	For you to sustain your own high-level performance during the pre-close period, you need to redouble your efforts to motivate your people, using those techniques have been successful for you in the past and implementing new ones as appropriate.

•	Minimize rumors, negative attitudes and distrust of the organization by managing expectations.

•	Be available. Be accessible. Keep your doors open and walk around to talk to your team.

•	Remind employees that timing for decisions and information will evolve over time, so everyone must be patient.

•	There are regulatory approval processes that need to be followed. Not following the proper steps can only delay the required approval.

•	Gaps in information may exist from time to time.

•	Anti-trust provisions and other legal rules limit what we can say and do.

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•	Be positive.

•	Keep any feelings of personal doubts or dissatisfaction to yourself.

•	Don’t fuel rumors or speculation. There are a number of rumor-stalling techniques, which can be used:

•	Point out the important work we have to do, and re-focus energies on productive activity;

•	Point out that the rumor is not consistent with the messages we’ve heard so far; and,

•	Point out that the rumor is premature, that decisions will be made after the merger has closed.

•	Be sure to give positive feedback to team members who display the right behavior and stay focused on achieving results.

2.	Lead through Conversations

•	Instead of joining in the speculation, it is far more effective to make positive statements such as “If we work at it, this could be the best thing that ever happened to our company.”

•	Reinforce key messages and maintain consistency – when you don’t know the answer, say so. It is OK to not know the answer all the time. Refer back to the key messages section of this document.

•	Emphasize the opportunities the merger presents.

•	Create a positive sense of urgency – focus on why the change is necessary for the sustainability of both organizations, and also remind people that we still have goals to achieve for 2006, merger or no merger.

•	Help employees identify specific behaviors and actions to keep them focused on 2006 goals and commitments to our customers and partners. This will give them a set of objectives they can achieve, even given the merger.

•	Be upfront that there are many unknowns and that speculating isn’t worthwhile.

•	Reassure that “what does this mean to me?” questions will be answered as soon as possible.

•	Not having answers isn’t negative – it doesn’t mean we don’t have a plan. What it does mean is that we are taking our time to do things right.

•	Do not speculate about what jobs or people may be part of the new organization and what jobs or people may not. At this point, we do not have specifics.

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•	Emphasize that change in this business – in any business – is becoming the rule, not the exception.

•	Avoid comments like “don’t worry” or “this will pass” or “there’s nothing we can do about it.”

•	Let them know it’s natural to feel uncertain. Acknowledge feelings without judgment.

•	Explain that demonstrating resiliency – for example, being flexible and comfortable with ambiguity – will serve them well in their careers, regardless of whether they are going through a merger.

•	You should expect and prepare for a wide variance of awareness and understanding. Don’t be surprised, distracted, or derailed by lack of reaction as well as strong or emotional reaction.

3.	Don’t stop communicating after the merger announcement.

•	Studies show that major news, such as a merger, may elicit a wide range of reactions:

•	Some may be worried about changes to their role or reporting structure or losing their job and how this will affect their future;

•	Some may believe that their job won’t change, but will be concerned for others who they think will be more directly affected; and,

•	Some may spend time away from their daily work considering what they should do in terms of their job and their future.

•	As managers, you are not immune to feelings of uncertainly; you also have a responsibility to help your employees through this period. Consider the following points to assist you at this time, and indeed at any time, when change occurs in the workplace.

•	Stress may look different in different people. Some things to look for may be more nervousness (distraction or difficulty concentrating), increased tardiness and absenteeism, interpersonal difficulties, or a decrease in performance.

•	If you believe an employee needs additional help dealing with stress, strongly encourage them to contact our employee assistance provider, ComPsych at 1-800-272-7255. Additionally, ComPsych can assist you with specific issues you may be confronted with during this transition period.

•	Recognize that you cannot make the change for others. Your goal is not necessarily to get people to like the change (although that certainly helps). Rather, your goal is help maintain business as usual throughout the transition.

•	Relay feedback you receive from your team to Communications or Human Resources. Don’t become an employee advocate—let them ask their own questions, but help us understand what people are saying and thinking.

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Manager Checklist for Day One

MANAGER CHECKLIST FOR DAY ONE

•	Take some time to read through the Tool Kit, especially the overview of antitrust laws.

•	Review the employee Q&A and be prepared to discuss the reasons for the merger, as well as the “what does this mean to me?” for employees.

•	Attend the town hall meeting today.

•	Make sure that you schedule a 15 minute meeting with your team today.

•	Outline the key messages for this merger as well as the things we still don’t know.

•	Encourage your employees to attend the town hall meeting today.

•	Point out that the OnBoard Q&A site will be up later this week.

•	Promise to provide updates throughout the process.

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Notes about Upcoming Communications

NOTES ABOUT UPCOMING COMMUNICATIONS

During the period of time before the merger is completed, and after the close of the merger, we will continue to provide updates. Our employee communications goal is to:

•	Position the combined company as a forward-thinking industry leader, driving change and providing increased opportunities for growth; and,

•	Help employees understand that they are an important part of our success and motivate them to continue to focus on growth objectives, merger or no merger.

As we seek regulatory approval and until the transaction closes, CME and CBOT must remain and act as separate and independent companies.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed

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with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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